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17009839

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

MAR 01 2017

Washington DC
415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69313

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Clearpool Execution Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 State Street, 38th Floor
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Wald 212-531-8500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper, LLP
(Name – *if individual, state last, first, middle name*)

750 Third Ave (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PS

OATH OR AFFIRMATION

I, Joseph Wald, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clearpool Execution Services, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF NEW YORK
COUNTY OF RICHMOND

The foregoing instrument was acknowledged before me this 26th day of FEB, 2017 by Joseph Wald

Peter Vincent Discenza Jr. Notary Public
My Commission Exp. February 03, 2018

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

EISNERAMPER
ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Managing Member of Clearpool Execution Services, LLC

We have audited the accompanying statement of financial condition of Clearpool Execution Services, LLC (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Clearpool Execution Services, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ EisnerAmper LLP

EisnerAmper LLP

New York, New York
February 28, 2017

CLEARPOOL EXECUTION SERVICES, LLC
A WHOLLY OWNED SUBSIDIARY OF CLEARPOOL GROUP, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS:		
Cash	$	3,059,450
Accounts receivables		2,147,476
Accounts receivable from clearing broker-dealers		1,769,348
Rebates receivable		110,773
Due from parent and affiliate		1,308,965
Other assets		91,365
TOTAL ASSETS	**$**	**8,487,377**
LIABILITIES AND MEMBER'S EQUITY:		
Liabilities:		
Accounts payable and accrued expenses (see Note F)	$	2,748,057
Member's equity:		
Member's equity		5,739,320
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**8,487,377**

The accompanying notes are an integral part of the statement of financial condition.

NOTE A. ORGANIZATION AND NATURE OF BUSINESS

Clearpool Execution Services, LLC, (the "Company"), a wholly owned subsidiary of Clearpool Group, Inc. (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a limited liability company under the laws of the State of New York.

The Company engages in securities commission business on behalf of its clients; including execution, order routing and riskless principal transactions. The Company has entered into clearing agreements with broker/dealers (the "Clearing Brokers") that provide for the securities transactions to be cleared and carried through the Clearing Brokers on a fully disclosed basis.

NOTE B. SIGNIFICANT ACCOUNTING POLICIES

(1) Basis of Presentation:
The statement of financial condition and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

(2) Use of Estimates:
The preparation of the statement of financial condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results may differ from those estimates.

(3) Revenue Recognition:
The Company derives its commission income by executing client orders to buy or sell securities. Transactions in securities, commissions and fees and related expenses are recorded on a trade date basis.

(4) Concentration of credit risk:
The Company maintains cash balances in excess of insured limits and with clearing brokers that are not federally insured. Collateral is not required on accounts receivable and management believes its credit policies are prudent and reflect normal industry terms and business risk. Accounts receivable from clearing broker-dealers are subject to strict capital requirements. It is anticipated that in the event of a default on accounts receivable, normal collection procedures would be followed.

An affiliate client represented approximately 19% of accounts receivable as of December 31, 2016.

NOTE C. FAIR VALUE MEASUREMENT

Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value measurements are not adjusted for transaction costs. A fair value hierarchy provides for prioritizing inputs to valuation techniques used to measure fair value into three levels:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

NOTE C. FAIR VALUE MEASUREMENT (CONTINUED)

Level 3 Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgement in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgement than Level 1 or Level 2 assets or liabilities.

The Company's cash is considered a Level 1 asset. Certain other financial instruments are carried at amounts that approximate fair value due to the short-term nature and negligible credit risk. These instruments include short-term accounts receivable, accounts payable and accrued expenses.

NOTE D. ACCOUNTS RECEIVABLE

Accounts receivable represent receivables from non broker-dealer clients and non-clearing broker-dealer clients and are stated net of allowance for doubtful accounts. The Company establishes an allowance for doubtful accounts receivable based upon management's periodic evaluation of the collectability of outstanding accounts on an account-by-account basis. As of December 31, 2016, the Company did not record an allowance for doubtful accounts.

NOTE E. ACCOUNTS RECEIVABLE FROM CLEARING BROKER-DEALERS

Accounts receivable from clearing broker-dealers at December 31, 2016 was $1,769,348. The Company clears its client transactions through third-party clearing broker-dealers on a fully disclosed basis.

NOTE F. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consists of $964,608 of payables to vendors, $1,672,676 of accrued expenses, and $110,773 of rebates payable to clients.

NOTE G. RELATED PARTY TRANSACTIONS

The Company licenses facilities management services from its Parent for a fee. The services are related to rent, equipment, furniture, utilities, facilities and administrative support.

The Company licenses technology management services from an entity affiliated through common ownership for a fee.

At December 31, 2016 the Parent owed the Company $1,304,256 and an affiliate providing technology management owed $4,709 to the Company; both are included in due from Parent and affiliate on the statement of financial condition.

On June 16, 2016 the Company entered into an agreement to sell certain accounts receivable to the Parent, Clearpool Group. Throughout 2016 the Company sold $11,074,593 of such receivables to Clearpool Group. As of December 31, 2016 the Parent owes the Company $1,304,256 primarily related to the sold receivables.

NOTE H. INCOME TAXES

Clearpool Execution Services LLC is a wholly owned, disregarded entity of Clearpool Group Inc., a corporation. The tax obligations of Clearpool Execution Services LLC are passed through to their owners and are not the responsibility of the single member LLC. As a result, Clearpool Execution Services LLC is not required to provide for an Income Tax provision.

Clearpool Group Inc. accounts for income taxes in accordance with ASC 740, Income Taxes. ACS 740 prescribes the use of the asset and liability method whereby deferred assets and liabilities are determined based on differences between the financial reporting and tax basis of the assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

NOTE I. CONTINGENCIES

In the ordinary course of business the Company may be subject to regulatory inquiries or proceedings primarily in connection with its activities as a securities broker-dealer. Currently the Company has a pending investigation ongoing with FINRA. With respect to the pending matter, the Company is unable to estimate a possible loss or range of loss; however, in the opinion of management, after consultation with counsel, the ultimate resolution of this matter should not have a material adverse effect on the Company's financial position.

NOTE J. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 pursuant to the alternative method of calculating net capital. At December 31, 2016, the Company had net capital of $2,191,514 which was $1,941,514 in excess of its required net capital of $250,000.

NOTE K. SUBSEQUENT EVENTS

On January 31, 2017, the Company forgave $1,000,000 of due from Parent and recorded a non-cash distribution to the Parent.

CLEARPOOL EXECUTION SERVICES, LLC

A WHOLLY OWNED SUBSIDIARY OF

CLEARPOOL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016